(UnitedHealth Group Letterhead)

CONFIDENTIAL TREATMENT REQUESTED

BY UNITEDHEALTH GROUP INCORPORATED

May 12, 2006

Attention: James Rosenberg

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	UnitedHealth Group Incorporated

Form 10-K for the year ended December 31, 2005

File Number 001-10864

Ladies and Gentlemen:

On behalf of UnitedHealth Group Incorporated (“Company”), this letter responds to comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, as detailed in the Staff’s letter dated April 26, 2006 (“Comment Letter”).

Based on the nature of the Staff’s comments, which generally request enhanced financial disclosures, the Company respectfully proposes to incorporate the additional disclosures described in our responses below in future financial statement filings, as applicable, pending satisfactory resolution of the Staff’s comments.

The following numbered paragraphs correspond to the numbered paragraphs of the Staff’s Comment Letter.

1.	SEC Comment:

Medical Costs, page 19

Please provide us in disclosure-type format a further discussion of your statement that your favorable experience in the current period was driven by “growth in the size of the medical cost base and related medical payables due to organic growth and businesses acquired since the beginning of 2004.” It is not clear to us what this means and how it favorably impacted your prior year reserves.

Securities and Exchange Commission

May 12, 2006

Company Response:

Medical costs for 2005 include approximately $400 million of favorable medical cost development related to the medical costs payable balance as of December 31, 2004 of $5,540 million. Medical costs for 2004 include approximately $210 million of favorable medical cost development related to the medical costs payable balance as of December 31, 2003 of $4,152 million. The increase in favorable development was driven primarily by lower than estimated medical costs for the 2004 period, as well as growth in our fully insured consumer base on a year-over-year basis. Our consolidated medical costs increased by $5.7 billion, or 21%, from $27.0 billion in 2004 to $32.7 billion in 2005. As our medical costs payable estimates increase in amount due to increases in our fully insured consumer base and inflationary increases in medical costs, the absolute dollar amount of subsequent changes to those estimates will increase even if the accuracy of our medical costs payable estimate remains consistent as a percentage of the original estimate. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled, and automated.

2.	SEC Comment:

Liquidity and Capital Resources, page 27

Please provide us in disclosure-type format a further discussion of the impact of the restrictions on dividends that the regulated subsidiaries can pay. Include quantification of the amounts available without regulatory approval as well as a discussion of the impact that their inability to pay these dividends may have on your operations.

Company Response:

In future filings, we will expand our disclosures in the Company’s consolidated financial statements to include the following additional information:

Regulatory Capital and Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus.

In 2005, based on 2004 statutory net income and statutory capital and surplus levels, the maximum amount of dividends which could be paid without prior regulatory approval was approximately $1.6 billion. For the year ended December 31, 2005, the

Securities and Exchange Commission

May 12, 2006

Company’s regulated subsidiaries actually paid approximately $2.1 billion in dividends to their parent companies, including approximately $500 million of extraordinary dividends approved by state insurance regulators. Based on 2005 statutory net income and statutory capital and surplus levels, we currently estimate that our regulated subsidiaries may dividend approximately $2.3 billion to their respective parent companies during 2006 without prior regulatory approval.

An inability of the Company’s regulated subsidiaries to pay dividends to their parent companies could impact the scale to which we could reinvest in our business through capital expenditures, business acquisitions and the repurchase of shares of our common stock. In addition, an inability to pay regulated dividends could impact our ability to repay our debt; however, our cash flows from operating activities generated from our non-regulated businesses partially mitigate this risk.

As of December 31, 2005, approximately $270 million of our $15.0 billion of cash and investments was held by non-regulated subsidiaries and available for general corporate use.

3.	SEC Comment:

Medical Costs, page 32

In disclosure-type format, please provide a revised medical costs discussion to include a more robust discussion of the significant assumptions that will result in variances to your recorded reserves. Focus your sensitivity analysis on the reasonably likely impact that a change in these assumptions may have on your reserves. Please note that merely applying a percentage to your carried reserves and stating that this is the impact it would have on your income statement does not appear to accomplish this objective.

Company Response:

In future filings, we will expand our disclosures in the Company’s consolidated financial statements to include the following additional information:

In developing our medical costs payable estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For example, we actuarially calculate completion factors using an analysis of claim adjudication patterns over the most recent 36-month period. A completion factor is an actuarial estimate, based upon historical experience, of the percentage of incurred claims during a given period that have been adjudicated by the Company as of the date of estimation. For older months, generally periods prior to the most recent three months, we apply the completion factors to actual claims adjudicated-to-date in order to estimate the expected amount of ultimate incurred claims for those months. For recent months, whereas less complete claim data is available, we principally develop our medical cost estimates by applying medical cost trend factors to the average per member per month (PMPM) medical costs. Medical cost trend factors are developed

Securities and Exchange Commission

May 12, 2006

through a comprehensive analysis of claims incurred in prior months for which more complete claim data is available and by reviewing a broad set of health care utilization indicators including, but not limited to, pharmacy utilization trends, inpatient hospital census data and incidence data from the National Centers for Disease Control. We also consider completion factors in developing medical cost estimates for the most recent months. The estimation methodologies described above are consistently applied from period to period.

Completion factors are the most significant factors we use in developing our medical costs payable estimates for older periods, generally periods prior to the most recent three months. The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical costs payable estimates for those periods:

Completion Factor Increase (Decrease) in Factor	Increase (Decrease) in Medical Costs Payable (a)
(in millions)
(0.75)%	$120
(0.50)%	$81
(0.25)%	$40
0.25%	$(40)
0.50%	$(81)
0.75%	$(120)

Medical cost PMPM trend factors are the most significant factors we use in estimating our medical costs payable for the most recent months. The following table illustrates the sensitivity of these factors and the estimated potential impact on our on our medical costs payable estimates for the most recent months:

Medical Cost PMPM Trend Increase (Decrease) in Factor	Increase (Decrease) in Medical Costs Payable (b)
(in millions)
4%	$315
3%	$236
2%	$158
1%	$79
(1)%	$(79)
(2)%	$(158)
(3)%	$(236)
(4)%	$(315)

(a)	Reflects estimated potential changes in medical costs and medical costs payable caused by changes in completion factors used in developing medical cost payable estimates for older periods, generally periods prior to the most recent three months.
(b)	Reflects estimated potential changes in medical costs and medical costs payable caused by changes in medical costs PMPM trend data used in developing medical cost payable estimates for the most recent months.

Securities and Exchange Commission

May 12, 2006

4.	SEC Comment:

Derivative Financial Instruments, page 49

In a disclosure-type format, please provide the fair value of the swap instruments, where they are classified within your balance sheet, and the net gain or loss recognized in earnings during the periods reported in accordance with paragraph 10 of SFAS 107 and paragraph 45(a) of SFAS 133. In addition, please tell us why debts do not appear to be adjusted to their fair values as required under fair value hedge accounting.

Company Response:

In future filings, we will expand our disclosures in the Company’s consolidated financial statements to include the following additional information:

Our interest rate swap agreements have aggregate notional amounts of $3.4 billion and are recorded on our consolidated balance sheets at fair value. As of December 31, 2005, the aggregate liability, recorded at fair value, for all existing interest rate swaps was approximately $55 million. These fair value hedges are accounted for using the short-cut method under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, whereby the hedges are reported on our balance sheet at fair value, and the carrying value of the long-term debt is adjusted for an offsetting amount representing changes in fair value attributable to the hedged risk. Since these amounts completely offset, we have reported both the swap liability and the debt fair value within debt on our consolidated balance sheet. There have been no net gains or losses recognized in our statements of operations as a result of interest rate swaps.

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The Company appreciates the time and attention of the Staff to discuss the matters raised in the Comment Letter. We are available to discuss any further clarifications the Staff may need.

Please contact the undersigned at (952) 936-5901 with any questions or comments relating to this letter. Thank you.

Yours very truly,

Patrick J. Erlandson

Chief Financial Officer

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